                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


          (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                      For the year ended December 31, 1999

                                       OR
        ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           For the transition period from ____________ to __________.
                           Commission file number: [ ]

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                STORAGE USA, INC. PROFIT SHARING AND 401(k) PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                STORAGE USA, INC.
                         165 Madison Avenue, Suite 1300
                            Memphis, Tennessee 38103


                              Required Information

1. Audited Statements of Net Assets Available for Plan Benefits - December 31, 1999 and 1998 (attached).

2. Audited Statements of Changes in Net Assets Available for Plan Benefits - For the year ended December 31, 1999 (attached).

STORAGE USA, INC.
401(k) PLAN


REPORT OF INDEPENDENT ACCOUNTANTS
ON FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
for the year ended
December 31, 1999

Storage USA, Inc. 401(k) Plan
Index to Financial Statements and Supplemental Schedules





                                                               Page(s)
                                                               -------
Report of Independent Accountants                               1-2

Financial Statements:
   Statements of Net Assets Available for
      Benefits as of December 31, 1999 and 1998                  3

   Statements of Changes in Net Assets Available
      For Benefits For the Year Ended December 31, 1999          4

   Notes to Financial Statements                                5-9

Supplemental Schedules:

   Schedule of Assets Held for Investment
      Purposes at End of Year as of December 31, 1999           10

   Schedule of Reportable Transactions
      For the Year Ended December 31, 1999                      11

                        Report of Independent Accountants


To the Participants and Trustees of
Storage USA, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Storage USA, Inc. 401(k) Plan ("the Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 6, the financial statements referred to above as of December 31, 1999 and 1998 and for the year ended December 31, 1999 omit certain receivables from Storage USA, Inc., the plan sponsor, the amounts of which have not yet been determined. The omission of these receivables results in an understatement of total net assets, total contributions and total benefits paid as of December 31, 1999 and 1998 and for the year ended December 31, 1999 by such amounts.

In our opinion, except for the effects of potential adjustments described above, the financial statements referred to in the first paragraph above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of Decembers 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 10 and 11, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, except for the effects of potential adjustments described in the third paragraph, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP

Memphis, Tennessee
June 30, 2000

Storage USA, Inc. 401(k) Plan
Statement of Net Assets Available for Benefits
December 31, 1999 and 1998
--------------------------------------------------------------------------------


                                                          1999                 1998
                                                    ---------------     ----------------

Investments, at fair value (Note 3)                      $7,629,005           $4,544,949
Contributions receivable:
   Employee                                                  81,865              116,162
   Employer (Note 6)                                        878,030              676,986
                                                    ---------------     ----------------
                                                            959,895              793,148
                                                    ---------------     ----------------

Net assets available for benefits                        $8,588,900           $5,338,097
                                                    ===============     ================



    The accompanying notes are an integral part of the financial statements.

Storage USA, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 1999
--------------------------------------------------------------------------------

Additions to net assets attributed to:
   Employee contributions                                                $1,293,360
   Employer contributions (Note 6)                                        1,063,390
   Interest and dividends                                                   628,591
   Net realized and unrealized appreciation
     in fair value of investments                                           741,007
                                                                    ---------------

      Total additions                                                     3,726,348
                                                                    ---------------

Deductions from net assets attributable to:
   Benefits paid to participants                                            474,787
   Other                                                                        758
                                                                    ---------------

      Total deductions                                                      475,545
                                                                    ---------------

      Net increase                                                        3,250,803

Net assets available for benefits:
   Beginning of year                                                      5,338,097
                                                                    ---------------

   End of year                                                           $8,588,900
                                                                    ===============



    The accompanying notes are an integral part of the financial statements.

Storage USA, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

Note 1 - Description of Plan

The following description of the Storage USA, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan commenced its operations effective January 1, 1994. The Plan is a defined contribution plan covering all eligible full time employees of Storage USA, Inc. (the "Company") who have completed six months of service. The Plan allows participants to make contributions to the following Putnam Investment's mutual fund options: Equity income, Global growth, U.S. Government, Growth and Income, Voyager, Money Market; and, in addition, Company Stock. The participant may direct employee contributions in 5 percent increments in any or all of the available options and may change their investment options at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employee contributions are voluntary and are allowed up to a maximum of 15% of their compensation. Each year the Company is obligated to make a matching contribution on the employee's behalf equal to 50% of the participant's contribution to the Plan, up to 2% of the participant's compensation. For 1999 and 1998, the Company also elected to make discretionary profit sharing contributions totaling approximately $866,000 and $661,000, respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is based on years of continuous service. An eligible employee is 100 percent vested after 6 years of service. Prior to 6 years of service, vesting occurs at 20 percent per year, beginning in the second year of service.

Participant's Accounts

Earnings are allocated to the account of each participant in the ratio of each participant's account balance to the total of all participant account balances for such year. The Company's matching contributions are based upon the deferral elected by the participant. The Company's discretionary contributions are allocated to each eligible participant's account in the ratio of each eligible participant's compensation to the total of all eligible participant compensation for such year. To be eligible to receive an allocation of discretionary contributions for a plan year, the participant must either be employed on the last day of the plan year, complete more than 500 hours of service in the plan year, or retire, die or become disabled in the plan year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of Benefits

Participants shall receive, at retirement age, the amount equal to the vested value of their account in a lump-sum or in equal annual installments. In the event of financial hardship, earlier withdrawals may be granted. Benefits are recorded when paid.

Forfeited Accounts

At December 31, 1999 and 1998, forfeited nonvested accounts totaled approximately $125,068 and $62,169, respectively, and were invested in the Money Market Fund. Forfeited nonvested accounts are used to reduce future employer contributions. Additional forfeited nonvested amounts, as determined upon completion of the Company's

Storage USA, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

Voluntary Compliance Review, will be used to offset the contribution from the Company necessary to make the Plan whole (Note 6).



Note 2 - Summary of Significant Accounting policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates in Preparing Financial Statements

In preparing the financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment Valuation

The Plan's investments are held by a third party custodian. Mutual funds investments are valued at the net asset value reported for the last day of the year. The Company stock is valued at its quoted market price.

Net Appreciation (Depreciation) of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Interest and Dividend Income

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Administrative Expenses

During 1999, administrative expenses of approximately $26,356 were paid by the Company.

Storage USA, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


Note 3 - Investments

The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                                     December 31,
                                                                                  1999          1998
                                                                              -------------------------
Putnam Equity Income Fund, 57,870 and 42,902 shares,
  respectively                                                                 $  806,710    $  667,973

Putnam Global Growth Fund, 77,875 and 54,324 shares,
  respectively                                                                  1,447,695       668,623

The Putnam Fund for Growth and Income, 73,478 and 47,911
  shares, respectively                                                          1,377,709       977,617

Putnam Voyager Fund, 72,814 and 51,271 shares,
  respectively                                                                  2,254,335     1,104,708

Putnam Money Market Fund, 994,330 and 566,366 shares,
  respectively                                                                    994,330       566,366

Storage USA, Inc. Common Stock, 18,999 and 12,625 shares,
  respectively                                                                    574,714       407,945



During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual Funds                                                        $770,268

Common Stock                                                         (29,261)
                                                             ---------------

   Total                                                            $741,007
                                                             ===============



Note 4 - Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Additionally, Storage USA, as Plan Sponsor, is a related party. Investments include shares of Storage USA's common stock. Purchases of $218,007 and sales of $58,595 were made during 1999. The market value of the Storage USA common stock was $30.25 and $32.3125 per share as of December 31, 1999 and 1998, respectively.

Storage USA, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.



Note 6 - Tax Status

The Plan qualifies under Sections 401(a) and 501(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax regulations. The Company has submitted to the Internal Revenue Service a Voluntary Compliance Resolution application with respect to certain failures in the Plan's operation for Plan years 1994 through 1998 which may jeopardize the tax qualified status of the Plan. The Company expects to correct such failures by making a contribution to the Plan and also expects to receive a compliance statement from the Internal Revenue Service, thereby relieving the Plan of any risk in losing its tax qualified status as a result of such operational failure. The determination of the amount necessary to correct such failures will be reduced by the forfeitures of the nonvested portion of participants' accounts and will also result in a liability to terminated participants for amounts that would have been credited to such participants' accounts during the years of operational failure. The Company does not expect the outcome to result in any penalties or fines being assessed against the Plan or the Company. Other than the matters being addressed in the Voluntary Compliance Resolution application, the Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The Plan has been amended (as discussed in Note 9) subsequent to receipt of the latest determination letter.



Note 7 - Concentration of Credit Risk

Financial instruments which potentially subject the Plan to concentration of credit risk are the Putnam Investments mutual funds. The Plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.



Note 8 - Obligations for Terminated Participants

Net assets available for benefits as of December 31, 1999 and 1998 included $822,518 and $143,452, respectively, due to terminated participants. Additional obligations due to terminated participants, as determined upon completion of the Company's Voluntary Compliance Resolution, will be included in net assets available for benefits (Note 6).



Note 9 - Plan Amendment

The Plan was amended on December 20, 1999 with an effective date of January 1, 1999, to allow participants over age 59 1/2 to withdraw amounts upon request.
In addition, the amendment changes the definition of compensation for the purpose of determining the amount and allocation of elective deferrals and employer matching contributions from Form W-2 earnings to Form W-2 earnings less bonuses, commissions and any reimbursements including

Storage USA, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

relocation, wellness and moving expenses, stock-based compensation including stock option exercises and grants, and long-term disability payments. This amendment allows the Company to make contributions necessary to meet certain IRS regulations and maintain the tax-exempt nature of the Plan.

The Plan was also amended on December 20, 1999 with an effective date of January 1, 2000, to eliminate the profit sharing portion of the Plan. In addition, the Plan changed the service requirements for elective deferrals and the employer matching contribution from one 6-month eligibility period to one 3-month eligibility period. The entry date service requirements were changed from the first day of the month following the date the employee fulfills the requirements to the first day of the second month and eighth month of the Plan year (semi-annually). The employer matching contribution was changed from 50% of the elective deferrals up to 2% of earnings to 100% of elective deferrals up to 3% of earnings and 50% of elective deferrals from 3% to 5% of earnings.



Note 10 - Variances between the Financial Statements and Form 5500

Form 5500, "Annual Return Report of Employee Benefit Plan" was completed for the years ended December 31, 1999 and 1998 on a modified cash basis based upon information from the Plan's trustee. The 1999 and 1998 Forms 5500 varied from these financial statements due to the accrual for the employer contribution receivable of $878,030 and $676,986 at December 31, 1999 and 1998, respectively, and for the employee contribution receivable of $81,865 and $116,162 at December 31, 1999 and 1998, respectively.

Storage USA, Inc. 401(k) Plan
Schedule of Assets Held for Investment Purposes at End of Year
Employer ID Number: 62-1251239
Plan Number: 001
December 31, 1999
--------------------------------------------------------------------------------

                                                           Number of                            Current
Identity of Issuer         Description of Investments    Shares/Units          Cost              Value
---------------------------------------------------------------------------------------------------------
*Putnam Mutual Fund       Equity Income Fund                57,870          $  888,560         $  806,710
*Putnam Mutual Fund       Global Growth Fund                77,875           1,046,239          1,447,695
*Putnam Mutual Fund       U.S. Government Fund              14,061             179,068            173,512
*Putnam Mutual Fund       Growth and Income Fund            73,478           1,498,622          1,377,709
*Putnam Mutual Fund       Voyager Fund                      72,814           1,679,205          2,254,335
*Putnam Mutual Fund       Money Market Fund                994,330             994,326            994,330
*Storage USA, Inc.        Common Stock                      18,999             621,370            574,714
                                                                       ----------------------------------

                                                                            $6,907,390         $7,629,005
                                                                       ==================================


   * Parties-in-interest

Storage USA, Inc. 401(k) Plan
Schedule of Reportable Transactions
Employer ID Number: 62-1251239
Plan Number: 001
For the year ended December 31, 1999
--------------------------------------------------------------------------------



                                                                            Number
                                                                         of Trans-  Purchase     Selling
Identity of Party Involved               Description of Investment         actions     Price       Price
----------------------------------------------------------------------------------------------------------------
I.     Single transaction in excess of
       5% of the Plan's assets as of
       January 1, 1999
       Putnam Mutual Fund*                Growth Income Fund (Class B)         1                    $303,131
       Putnam Mutual Fund*                Voyager Fund (Class B)               1                     296,229
       Putnam Mutual Fund*                Growth Income Fund (Class A)         1   $  303,131
       Putnam Mutual Fund*                Voyager Fund (Class A)               1      296,229
       Putnam Mutual Fund*                Money Market Fund (Class A)          1      267,382



II.    Series of transactions with
       respect to any  plan assets
       other than securities in excess
       of 5% of the Plan's assets as of   None
       January 1, 1999




III.   Series of transactions with
       respect to securities of the
       same issue in excess of 5% of
       the Plan's assets as of January
       1, 1999:
       Putnam Mutual Fund*                Growth Income Fund (Class B)        16                     329,859
       Putnam Mutual Fund*                Voyager Fund (Class B)              22                     338,878
       Putnam Mutual Fund*                Growth Income Fund (Class A)        77      989,723
       Putnam Mutual Fund*                Global Growth Fund (Class A)        63      675,760
       Putnam Mutual Fund*                Voyager Fund (Class A)              83    1,120,984
       Putnam Mutual Fund*                Money Market Fund (Class A)        157      499,947
       Putnam Mutual Fund*                Equity Income Fund (Class A)        62      527,879





IV.    Any  transaction  with respect
       to securities with a person if
       any prior or subsequent
       transactions with such person
       exceeded 5% of the Plan's assets
       of January 1, 1999                 None






                                                                                             Current
                                                                                            Value of
                                                                                            Asset on
                                                                             Cost of     Transaction            Net
Identity of Party Involved               Description of Investment             Asset            Date           Gain
---------------------------------------------------------------------------------------------------------------------
I.     Single transaction in excess of
       5% of the Plan's assets as of
       January 1, 1999
       Putnam Mutual Fund*                Growth Income Fund (Class B)      $  234,893     $  303,131        $ 68,238
       Putnam Mutual Fund*                Voyager Fund (Class B)               169,556        296,229         126,673
       Putnam Mutual Fund*                Growth Income Fund (Class A)         303,131        303,131
       Putnam Mutual Fund*                Voyager Fund (Class B)               296,229        296,229
       Putnam Mutual Fund*                Money Market Fund (Class A)          267,382        267,382



II.    Series of transactions with
       respect to any  plan assets
       other than securities in excess
       of 5% of the Plan's assets as of   None
       January 1, 1999




III.   Series of transactions with
       respect to securities of the
       same issue in excess of 5% of
       the Plan's assets as of January
       1, 1999:
       Putnam Mutual Fund*                Growth Income Fund (Class B)         255,421        329,859          74,438
       Putnam Mutual Fund*                Voyager Fund (Class B)               198,163        338,878         140,715
       Putnam Mutual Fund*                Growth Income Fund (Class A)         989,723        989,723
       Putnam Mutual Fund*                Global Growth Fund (Class A)         675,760        675,760
       Putnam Mutual Fund*                Voyager Fund (Class A)             1,120,984      1,120,984
       Putnam Mutual Fund*                Money Market Fund (Class A)          499,947        499,947
       Putnam Mutual Fund*                Equity Income Fund (Class A)         527,879        527,879





IV.    Any  transaction  with respect
       to securities with a person if
       any prior or subsequent
       transactions with such person
       exceeded 5% of the Plan's assets
       of January 1, 1998                 None








* Represents transactions with Party-In-Interest.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

            Storage USA, Inc. Profit Sharing and 401(k) Plan

            By:  Storage USA, Inc.
                 -----------------

            By:  /s/ Christopher P. Marr
                 -----------------------

                Christopher P. Marr
                -------------------